FORM 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Certification and Notice of Termination of Registration under
Section 12(b) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-10395

              First Brands Corporation
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(Exact name of registrant as specified in its charter)

         83 Wooster Heights Road, Building 301
             Danbury, Connecticut  06813-1911
                Telephone:  (203) 731-2300
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Common Stock, par value $0.01 per share
          Preferred Stock Purchase Rights with respect to
            Common Stock, par value $0.01 per share
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(Title of each class of securities covered by this Form)

                           None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)    /X/    Rule 12h-3(b)(1)(ii)  / /
Rule 12g-4(a)(1)(ii)   / /    Rule 12h-3(b)(2)(i)   / /
Rule 12g-4(a)(2)(i)    / /    Rule 12h-3(b)(2)(ii)  / /
Rule 12g-4(a)(2)(ii)   / /    Rule 15d-6            / /
Rule 12h-3(b)(1)(i)    /X/

Approximate number of holders of record as of the certification or notice date: One.

    Pursuant to the requirements of the Securities Exchange
Act of 1934, First Brands Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 29, 1999    BY: /s/Peter D. Bewley
                                -----------------
                           Name: Peter D. Bewley
                           Title: Senior Vice President